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SEC FILE NUMBER
8-69397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hunt Financial Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 Avenue of the Americas, 28th floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marc DeFife	312-799-3910	marc.defife@huntcompanies.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MCBEE & CO., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc DeFife _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hunt Financial Securities, LLC _____ , as of 12/31 _____ , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CLARET C CHICLAYO
Notary Public - State of New York
NO. 01CH6419170
Qualified in Westchester County
My Commission Expires Jun 29, 2025

Notary Public

Signature:

Title: Co-President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HUNT FINANCIAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2021
(With Report of Independent Registered Public Accounting Firm)

HUNT FINANCIAL SECURITIES, LLC

McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of Hunt Financial Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hunt Financial Securities, LLC as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Hunt Financial Securities, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hunt Financial Securities, LLC's management. Our responsibility is to express an opinion on Hunt Financial Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hunt Financial Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co.

McBee & Co., PC

We have served as Hunt Financial Securities, LLC's auditor since 2020.
Dallas, Texas
March 15, 2022

Dallas Office | 718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500
www.mcbeeco.com

HUNT FINANCIAL SECURITIES, LLC
Statement of Financial Condition
December 31, 2021
(In thousands)

Assets

Cash	$	1,142
Fees and other receivables due from affiliate		19
Prepaid expenses and other assets		22
Total assets	$	1,183

Liabilities and Equity

Liabilities:		
Accounts payable and other liabilities	$	5
Commitments and contingencies		
Member's equity		1,178
Total liabilities and equity	$	1,183

See accompanying notes to statement of financial condition.

(1)   General

Hunt Financial Securities, LLC (HFS or Company), is a limited liability company formed under the laws of the State of Delaware. Since April 1, 2020, HFS is a wholly-owned subsidiary of Hunt Capital Holdings Investments, LLC (Parent) which is an indirect subsidiary of Hunt Companies, Inc. (HCI or Hunt).

The Company is a registered broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides business advisory services and acts as a placement agent with respect to structured financings and/or other financings.

(2)   Summary of Significant Accounting Policies

a.   *Basis of Presentation*

The accompanying Statement of Financial Condition of the Company is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.   *Use of Estimates*

The preparation of the Statement of Financial Condition in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and related disclosure in the accompanying notes. Actual results may differ from these estimates.

c.   *Fair Value Measurements*

The Company's presentation of fair value for its financial assets and liabilities is determined within a framework that stipulates that the fair value of a financial asset or liability is a price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. A transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. This definition of fair value focuses on an exit price and prioritizes the use of market-based inputs over the entity-specific inputs when determining fair value. In addition, the framework for measuring fair value establishes a three-level hierarchy for fair value based upon the observability of inputs to the valuation of an asset or liability as of the measurement date.

d.   *Cash and Cash Equivalents*

Cash and cash equivalents include cash in banks, money market funds, and short-term instruments with a maturity date of three months or less at acquisition. The Company had no cash equivalents as of December 31, 2021. Certain cash deposits at other high quality financial institutions exceed the Federal Deposit Insurance Corporation insured limits and potentially subject the Company to concentrations of credit risk. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

e.   *Fees and Other Receivables Due from Affiliate*

Fees and other receivables due from affiliate include accrued asset management fees and receivables. Such receivables measured at amortized cost are presented at the net amount expected to be collected. The allowance for credit losses valuation account, if any, is deducted from the amortized cost basis of the financial asset and presented at net carrying value. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and

reasonable and supportable forecasts that affect the collectability of the reported amount. Judgment is used in determining the relevant information and estimation methods that are appropriate.

f. *Income Taxes*

The Company is a single member Limited Liability Company (SMLLC) and as such, is treated as disregarded for U.S. Federal income tax purposes. Some states impose an entity level tax. The Company files standalone tax returns for these types of taxes in state and local jurisdictions in which it does business. For income tax purposes, all the assets, liabilities, and items of income, deductions, gains and losses flow to Hunt Capital Holdings Investments, LLC. Hunt Capital Holdings Investments, LLC is a disregarded entity of Hunt ELP, Ltd, a Texas limited partnership. Hunt ELP, Ltd's majority partner is Hunt Company, LLC which is wholly owned by Hunt Companies, Inc. HCI has elected to be treated as an S Corporation for federal income tax purposes. All of HCI's items of income, deductions, gains and losses are passed through to its individual shareholders.

The Company accounts for state and local income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are computed using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company adopted ASC Subtopic 740-10, which prescribes a recognition threshold and measurement attribute for use in connection with the obligation of a Company to recognize, measure, present, and disclose in its financial statement uncertain tax positions.

g. *Recently Issued Accounting Standards*

Recently issued accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard-setting bodies are not expected to have a material impact on the Company's statement of financial condition.

(3) Broker-Dealer

The Company did not have any trading instruments or trading instruments sold, not yet purchased at December 31, 2021. There were no amounts receivable from or amounts payable to brokers, dealers and clearing brokers at December 31, 2021.

(4) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative standard of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 thousand or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250 thousand. At December 31, 2021, the Company had net capital of $1.1 million which was $0.9 million in excess of its required net capital.

There were no material differences between the audited and unaudited statements of financial condition.

The Company does not handle customers' cash or securities, as such the Company does not have any Reserve or Possession and Control Requirements with respect to SEC Rule 15c3-3 and it is not affected by Rule 15c3-3.

(5) Commitments and Contingencies

The Company, from time to time, may be a party to litigation relating to claims arising in the normal course of business. As of December 31, 2021, the Company is not aware of any legal claims that could materially impact its financial condition.

(6) Related-Party Transactions

(a) Hunt Companies Business Services

Hunt Company Business Services, LLC (HCBS), a wholly-owned subsidiary of Hunt, provided the Company certain Accounting, Financial Reporting, Tax Compliance, Human Resources, Information Technology, Cyber Security, Payroll, Treasury, Accounts Payable, Legal, Regulatory Compliance, Insurance Administration, Marketing/Communications, Facilities, and other services. The Company has no outstanding payable balance at December 31, 2021 related to these services.

(b) Management Services Agreement

In accordance with an amended and restated services agreement between the Company and an affiliate, the Company provides certain business development and management services to the affiliate and the affiliate provides certain employee services including compliance and accounting support services. The Company has an outstanding receivable balance of $20 thousand at December 31, 2021, included in "Fees and other receivables due from affiliate" on the Statement of Financial Condition. The Company has an outstanding payable balance of $1 thousand at December 31, 2021, included in "Fees and other receivables due from affiliate" on the Statement of Financial Condition.

(7) Subsequent Events

Management evaluated all activity through March 15, 2022, the date the financial statement was available to be issued. Management has concluded that no subsequent events have occurred that would require disclosure in the notes to the Statement of Financial Condition.